

Mail Stop 4561

March 24, 2009

Allan S. Kitagawa
Chief Executive Officer
Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, Hawaii 96813

Re: Territorial Bancorp Inc.
Form S-1, filed November 14, 2008
File Number 333-155388

Dear Mr. Kitagawa:

We have reviewed your amended Form S-1, filed March 12, 2009, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please revise to provide a recent developments section to disclose financial results for the first quarter of 2009, to the extent you have this information, together with a discussion of your results. For any significant events, including impairments that have occurred, please disclose the facts and circumstances and amounts involved to the extent known. We note

your response to comment 15 in your March 12, 2009 letter in which you indicate that you will take an OTTI impairment related to your trust preferred securities.

2.   Please update the last risk factor on page 18 to reflect the above information.

3.   On February 27, 2009, FinPro determined that the appraised value of Territorial's equity declined 20% from the appraisal dated November 7, 2008, a period of only 4 months. Given this significant change, please describe the earlier appraisal, with quantification. Furthermore, revise your discussion to discuss the impact, if any, on the offering of any subsequent changes to the appraisal.

How We Determined the Offering Price, page 4

4.   Please revise the last sentence of the first paragraph on page 6 to quantify the impact of the lowered ratio on the new appraisal and disclose, with quantification, any other significant reasons for the decline.

After Market Stock Price Performance…, page 6

5.   Please complete the first two lines of the table on page 7 to include one day and one week information.

Recent Economic Downturn …, page 14

6.   Please quantify the change in condominium prices referenced in the first and second paragraphs at this heading.

The Implementation of stock-based benefit plans will dilute your ownership interest, page 25

7.   Revise this risk factor, or add a separate risk factor, to discuss the fact that shareholders will have little ability to control management's implementation of the equity and non-equity incentive programs.

Compensation Discussion and Analysis, page 107

8.   Revise this section to clarify, if true, that by "Cash Bonuses", on page 109, you are referring to the compensation disclosed as non-equity incentive plan compensation in the Summary Compensation Table.

Cash Bonuses, page 109

9.   Please quantify the return on assets and return on equity targets used to determine the cash bonuses paid under the Executive Incentive Compensation Plan. Please do this for both the annual and long term financial components. Also, disclose how performance in 2008 resulted in the compensation disclosed in the Summary Compensation Table. We note that the amount of these component awards can vary over a significant range, for example, up to 35%.

10.   With regard to the non-financial goals and long-term performance metrics used to determine part of the named executive's non-equity incentive compensation, you have described the types of goals without actually discussing the required goals and the performance to those goals. If you believe that disclosure of goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer to Question 118.04 of Item 402(b) of Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov. Similarly, please provide the discussion about the level of difficulty required to reach the undisclosed targets.

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Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any accounting questions to Michael Volley at 202-551-3437 or, in his absence, Kevin Vaughn at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3419.

Sincerely,

Christian Windsor
Special Counsel

By fax: Lawrence M.F. Spaccasi
        Fax number 202-362-2902